Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980


                                 ANNUAL REPORT

                                 FOR THE PERIOD

           Beginning  January 1, 1997  and Ending  December 31, 1997

                                     TO THE

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                                EUA Service Corporation
                       (Exact Name of Reporting Company)

  A                               Subsidiary                 SERVICE COMPANY
                          ("Mutual" or "Subsidiary")


Date of Incorporation  January 1, 1971.

If not Incorporated, Date of Organization _______________.

State or Sovereign Power under which Incorporated or Organized Massachusetts


Location of Principal Executive Offices of Reporting Company:
1 Liberty Square, Boston, Massachusetts  02107


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Richard M. Burns_ Vice President & Comptroller  1 Liberty Sq. Boston MA 02107
       (Name)                  (Title)                   (Address)


Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:

                         Eastern Utilities Associates

                                               Total Number of Pages __41__

SEC 19216 (6-82)
*NEW PAGE*
          INSTRUCTIONS FOR USE OF FORM U-13-60

      1. Time of Filing -- Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

      2. Number of Copies -- Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

      3. Period Covered by Report -- The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

      4. Report Format -- Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

      5. Money Amounts Displayed -- All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X >210.3-01(b).

      6. Deficits Displayed -- Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. Regulation S-X, >210.3(c).

      7. Major Amendments or Corrections -- Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

      8. Definitions -- Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

      9. Organization Chart -- The service company shall submit with each annual report a copy of its current organization chart.

      10. Methods of Allocation -- The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

      11. Annual Statement of Compensation for Use of Capital Billed -- The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                        Schedule or     Page
Description of Schedules and Accounts                     Acct. No.      No.

COMPARATIVE BALANCE SHEET                              Schedule I        4-5
   SERVICE COMPANY PROPERTY                            Schedule II       6-7
   ACCUMULATED PROVISION FOR DEPRECIATION AND
       AMORTIZATION OF SERVICE COMPANY PROPERTY        Schedule III       8
   INVESTMENTS                                         Schedule IV        9
   ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES        Schedule V        10
   FUEL STOCK EXPENSE UNDISTRIBUTED                    Schedule VI       11
   STORES EXPENSE UNDISTRIBUTED                        Schedule VII      12
   MISCELLANEOUS CURRENT AND ACCRUED ASSETS            Schedule VIII     13
   MISCELLANEOUS DEFERRED DEBITS                       Schedule IX       14
   RESEARCH, DEVELOPMENT, OR DEMONSTRATION
       EXPENDITURES                                    Schedule X        15
   PROPRIETARY CAPITAL                                 Schedule XI       16
   LONG-TERM DEBT                                      Schedule XII      17
   CURRENT AND ACCRUED LIABILITIES                     Schedule XIII     18
   NOTES TO FINANCIAL STATEMENTS                       Schedule XIV      19
COMPARATIVE INCOME STATEMENT                           Schedule XV       20
   ANALYSIS OF BILLING - ASSOCIATE COMPANIES           Account 457       21
   ANALYSIS OF BILLING - NON-ASSOCIATE COMPANIES       Account 458       22
   ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND
       NON-ASSOCIATE COMPANIES                         Schedule XVI      23
   SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
       FUNCTION                                        Schedule XVII    24-27
   DEPARTMENTAL ANALYSIS OF SALARIES                   Account 920       28
   OUTSIDE SERVICES EMPLOYED                           Account 923       29
   EMPLOYEE PENSIONS AND BENEFITS                      Account 926       30
   GENERAL ADVERTISING EXPENSES                        Account 930.1     31
   MISCELLANEOUS GENERAL EXPENSES                      Account 930.2     32
   RENTS                                               Account 931       33
   TAXES OTHER THAN INCOME                             Account 408       34
   DONATIONS                                           Account 426.1     35
   OTHER DEDUCTIONS                                    Account 426.5     36
   NOTES TO STATEMENT OF INCOME                        Schedule XVIII    37

      LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


                                                                        Page
Description of Reports or Statements                                     No.


ORGANIZATION CHART                                                       38

METHODS OF ALLOCATION                                                    39

ANNUAL STATEMENT OF COMPENSATION FOR
    USE OF CAPITAL BILLED                                                40

SIGNATURE CLAUSE                                                         41

             ANNUAL REPORT OF EUA SERVICE CORPORATION
               SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
ACCOUNT                   ASSETS AND OTHER DEBITS                  AS OF DECEMBER 31, 1997
                                                                     CURRENT      PRIOR
               SERVICE COMPANY PROPERTY
101       Service company property (Schedule II)                   33,360,786  32,924,212
101.1     Property under capital leases - Net                       1,570,121   2,049,104
          [Page 19C Footnote D]
107       Construction work in progress (Schedule II)               1,987,924     133,826
               Total Property                                      36,918,831  35,107,142
111 &     Less accumulated provision for depreciation
108         and amortization of service company
            property (Schedule III)                                13,975,450  12,719,559
               Net Service Company Property                        22,943,381  22,387,583

          INVESTMENTS

123       Investments in associate companies
               (Schedule IV)
124       Other Investments (Schedule IV)
               Total Investments

          CURRENT AND ACCRUED ASSETS

131       Cash                                                          1,769       1,769
134       Special deposits                                             40,925      40,925
135       Working funds                                                15,825      19,826
136       Temporary cash investments (Schedule IV)                  1,050,000   4,025,000
141       Notes receivable
143       Accounts receivable                                         357,557     699,882
144       Accumulated provision of uncollectible accounts
146       Accounts receivable from associate
            companies (Schedule V)                                 10,818,690   4,738,260
152       Fuel stock expenses undistributed (Schedule VI)
154       Materials and supplies                                       56,752      50,823
163       Stores expense undistributed (Schedule VII)                   2,478       1,678
165       Prepayments                                                 389,376     585,853
171       Interest Receivable                                                         601
174       Misc Current and Accrued Assets (Schedule VIII)
               Total Current and Accrued Assets                    12,733,372  10,164,617

          DEFERRED DEBITS

181       Unamortized debt expense                                     60,013      84,396
182.3     Other regulatory assets                                     177,850     180,699
184       Clearing accounts
186       Miscellaneous deferred debits (Schedule IX)                 472,388     818,291
188       Research, development, or demonstration
            expenditures (Schedule X)
190       Accumulated deferred income taxes                            75,793     208,286
               Total Deferred Debits                                  786,044   1,291,672
               TOTAL ASSETS AND OTHER DEBITS                       36,462,797  33,843,872

             ANNUAL REPORT OF EUA SERVICE CORPORATION
               SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT             LIABILITIES AND PROPRIETARY CAPITAL            AS OF DECEMBER 31, 1997
                                                                     CURRENT      PRIOR
          PROPRIETARY CAPITAL
201       Common stock issued (Schedule XI)                             1,000       1,000
211       Miscellaneous paid-in-capital (Schedule XI)               2,300,000   2,500,000
215       Appropriated retained earnings (Schedule XI)
216       Unappropriated retained earnings (Schedule XI)              594,346     719,835
               Total Proprietary Capital                            2,895,346   3,220,835

          LONG-TERM DEBT

223       Advances from associate companies (Schedule XII)
2240.1    Other long-term debt (Schedule XII)                       6,800,000   9,000,000
225       Unamortized premium on long-term debt
226       Unamortized discount on long-term debt-debit
               Total Long-Term Debt                                 6,800,000   9,000,000

227       Obligations under capital leases - non current              849,838   1,188,957

          CURRENT AND ACCRUED LIABILITIES

2240.2    Current Maturities - Long-Term Debt                       1,100,000   1,100,000
231       Notes payable
232       Accounts payable                                            971,635     883,757
233       Notes payable to associate companies
            (Schedule XIII)
234       Accounts payable to associate companies
            (Schedule XIII)                                           140,448     529,267
236       Taxes accrued                                                13,088       5,687
237       Interest accrued                                            402,900     522,968
238       Dividends declared
241       Tax collections payable                                       8,092       1,659
242       Miscellaneous current and accrued
            liabilities (Schedule XIII)                             1,372,472      68,708
243       Obligations under capital leases - current                  720,282     860,147
               Total Current and Accrued Liabilities                4,728,917   3,972,193

          DEFERRED CREDITS

253       Other deferred credits                                   19,698,641  14,746,052
254       Regulatory liabilities                                        2,622      13,128
255       Accumulated deferred investment tax credits
               Total Deferred Credits                              19,701,263  14,759,180

282 & 283 ACCUMULATED DEFERRED INCOME TAXES                         1,487,433   1,702,707

          TOTAL LIABILITIES & PROPRIETARY CAPITAL                  36,462,797  33,843,872

ANNUAL REPORT OF EUA SERVICE CORPORATION
For the Year Ended December 31, 1997

     SCHEDULE II - SERVICE COMPANY PROPERTY
                          BALANCE AT              RETIREMENTS              BALANCE
                           BEGINNING                   OR      OTHER (1)/  AT CLOSE
       DESCRIPTION          OF YEAR    ADDITIONS     SALES      CHANGES    OF YEAR
SERVICE COMPANY PROPERTY

Account

301  ORGANIZATION              9,040                                          9,040

303  MISCELLANEOUS
     INTANGIBLE PLANT      1,699,223                                      1,699,223

304  LAND & LAND RIGHTS      717,080                                        717,080

305  STRUCTURES AND
     IMPROVEMENTS         18,030,037     112,583                         18,142,620

306  LEASEHOLD               542,449                                        542,449
     IMPROVEMENTS

307  EQUIPMENT (2)/        7,857,063     320,509       15,954             8,161,618

308  OFFICE FURNITURE
     AND EQUIPMENT         4,069,320      19,436                          4,088,756

309  AUTOMOBILES,
     OTHER VEHICLES
     AND RELATED
     GARAGE EQUIPMENT

310  AIRCRAFT & AIRPORT
     EQUIPMENT

311  OTHER SERVICE
     COMPANY
     PROPERTY (3)/

     SUB-TOTAL            32,924,212     452,528       15,954             33,360,786

107  CONSTRUCTION
     WORK IN
     PROGRESS (4)/           133,826                           1,854,098   1,987,924

     TOTAL                33,058,038     452,528       15,954  1,854,098  35,348,710


(1)/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

           SCHEDULE II - CONTINUED

(2)/  SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE SERVICE
      COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS
      DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                     BALANCE
                                                           NET      AT CLOSE
              SUBACCOUNT DESCRIPTION                    ADDITIONS    OF YEAR

110   Cellular Phone Equipment                                          2,731
131   Word Processing Equipment                                        16,572
133   Data Processing Equipment                           (15,954)  1,351,994
120   Consumer Service Equipment                                        5,522
215   Human Resources Equipment                               960         960
230   Occupational Health & Safety Equipment               40,403      40,403
240   Office Services Equipment                                           450
310   Employee Communication/Visual Aids Equipment                     71,013
325   Community Relations Equipment                                     2,441
364   Purchasing/Material Management Equipment                        111,199
372   Energy Management Equipment                                      26,201
417   Treasury Department Equipment                                    20,117
422   Rate and Revenue Research Equipment                              49,554
427   Accounting Systems Equipment                                      1,736
441   Customer & Consumer Service Equipment                           218,761
452   West Bridgewater Building Equipment                              57,011
565   Meter Testing Equipment                               2,625      86,113
572   Electrical Systems Equipment                                     53,809
573   Distribution Engineering Equipment                   10,934      10,934
574   Engineering Equipment                                           179,218
587   Vegetation Management Equipment                       5,170       5,170
581/5 Substation/Communication Equipment                  226,211     812,721
583   Radio/Microwave Equipment                            17,171      34,232
610   Transmission & Distribution Equipment                               798
617   OPS Training Facility Equipment                       7,701       7,701
620   Line Equipment                                        2,048       2,048
650   URD Line Equipment                                    7,286      12,286
000   Microwave Equipment                                           4,979,923
            TOTAL                                         304,555   8,161,618


(3)/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:

      NONE

(4)/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:
      CSS Regulation Upgrade                            1,961,987
      Overhead Line Training Facility
      Office Furniture & Equipment                         25,938
                                                       -----------
      TOTAL                                             1,987,925
                                                       ===========

     ANNUAL REPORT OF EUA Service Corporation

 For the Year Ended December 31, 1997

       SCHEDULE III

    ACCUMULATED PROVISION FOR DEPRECIATION AND
     AMORTIZATION OF SERVICE COMPANY PROPERTY

                                        ADDITIONS                   OTHER
                           BALANCE AT   CHARGED TO                 CHANGES      BALANCE
                            BEGINNING    ACCOUNTS                    ADD        AT CLOSE
          DESCRIPTION        OF YEAR    403 & 405   RETIREMENTS  (DEDUCT) 1/    OF YEAR
Account

301  ORGANIZATION

303  MISCELLANEOUS
     INTANGIBLE PLANT       1,380,774      181,487                              1,562,261

304  LAND AND LAND RIGHTS

305  STRUCTURES AND
     IMPROVEMENTS           3,563,055      452,158                              4,015,213

306  LEASEHOLD
     IMPROVEMENTS             542,448                                             542,448

307  EQUIPMENT              5,079,187      514,828       15,954                 5,578,061

308  OFFICE FURNITURE
     AND FIXTURES           2,154,095      123,372                              2,277,467

309  AUTOMOBILES, OTHER
     VEHICLES AND RELATED
     GARAGE EQUIPMENT

310  AIRCRAFT AND AIRPORT
     EQUIPMENT

311  OTHER SERVICE
     COMPANY PROPERTY
                           12,719,559    1,271,845       15,954                13,975,450



(1)/ PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

    ANNUAL REPORT OF EUA Service Corporation

      For the Year Ended December 31, 1997

            SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments.

              Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

              Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                  BALANCE AT    BALANCE
                                                   BEGINNING   AT CLOSE
                     D E S C R I P T I O N          OF YEAR     OF YEAR
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

              NONE

ACCOUNT 124 - OTHER INVESTMENTS

              NONE

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

              Shawmut Bank, N.A.                   4,025,000   1,050,000

                    TOTAL                          4,025,000   1,050,000

         ANNUAL REPORT OF EUA Service Corporation

           For the Year Ended December 31, 1997

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                           BALANCE AT    BALANCE
                                                            BEGINNING   AT CLOSE
                         D E S C R I P T I O N               OF YEAR     OF YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
              ASSOCIATE COMPANIES

                Blackstone Valley Electric Co.                747,369   1,592,656
                Eastern Utilities Associates                   34,094      36,855
                Montaup Electric Company                      828,490   2,572,673
                Eastern Edison Company                      2,469,220   3,921,563
                EUA Cogenex Corporation (Including Divisions) 171,120     422,597
                EUA Energy Investment Corporation              22,683      21,855
                EUA Ocean State Corporation                    19,346      25,277
                Newport Electric Corporation                  427,375   2,163,802
                EUA Transcapacity                               8,554      15,644
                EUA Bioten                                      9,879      27,807
                EUA Energy Services                               130       5,579
                EUA Compression Services                                      312
                EUA Telecommunication                                      12,070

                  TOTAL ACCOUNTS RECEIVABLE                 4,738,260  10,818,690


ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
                                                                          TOTAL
Analysis by Company:                                                    PAYMENTS

                Blackstone Valley Electric Co.                          1,936,561
                Eastern Utilities Associates                               90,908
                Montaup Electric Company                                1,329,440
                Eastern Edison Company                                  4,746,001
                EUA Cogenex Corporation (Including Divisions)             274,102
                EUA Energy Investment Corporation                           5,313
                EUA Ocean State Corporation                                 3,401
                Newport Electric Corporation                              774,928
                EUA Transcapacity                                            (306)
                EUA Energy Services                                         3,517
                EUA Telecommunication                                          90

                  TOTAL PAYMENTS                                        9,163,955

Convenience payments paid by the Service Corporation on behalf of associated companies were primarily for equipment leasing, postage, commitment fees, advertising, outside services and insurance plans.


ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1997

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

         D E S C R I P T I O N                       LABOR   EXPENSES    TOTAL
ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED

                NONE

                    TOTAL





SUMMARY:

   ANNUAL REPORT OF EUA Service Corporation

     For the Year Ended December 31, 1997

 SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

                   D E S C R I P T I O N         LABOR   EXPENSES    TOTAL
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED

Stores expense incurred during year
distributed as follows:                                    18,079    18,079

              Blackstone Valley Electric                   (2,911)   (2,911)
              Montaup Electric Company                     (4,254)   (4,254)
              Eastern Edison Company                       (6,066)   (6,066)
              Newport Electric Corporation                 (2,370)   (2,370)

                    TOTAL                                   2,478     2,478

 ANNUAL REPORT OF EUA Service Corporation

   For the Year Ended December 31, 1997

SCHEDULE VIII

 MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                            BALANCE AT    BALANCE
                                             BEGINNING   AT CLOSE
           D E S C R I P T I O N              OF YEAR     OF YEAR
ACCOUNT 174 - MISCELLANEOUS CURRENT AND
              ACCRUED ASSETS

                NONE

                    TOTAL

  ANNUAL REPORT OF EUA Service Corporation

    For the Year Ended December 31, 1997

 SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

                                              BALANCE AT    BALANCE
                                               BEGINNING   AT CLOSE
            D E S C R I P T I O N               OF YEAR     OF YEAR
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Computer Graphics System                          12,557
MFT Assessment                                   590,128
Post -Retirement Benefits Other Than Pensions    208,362     459,624
Miscellaneous Deferred Debits (3)                  7,243      12,764

              TOTAL                              818,290     472,388

       ANNUAL REPORT OF EUA Service Corporation

         For the Year Ended December 31, 1997

 SCHEDULE X

  RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES



INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                 D E S C R I P T I O N                   AMOUNT
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
              EXPENDITURES

                NONE


                    TOTAL

    ANNUAL REPORT OF EUA Service Corporation
          For the Year Ended December 31, 1997

          SCHEDULE XI - PROPRIETARY CAPITAL

                                       NUMBER OF  PAR OR STATED  OUTSTANDING CLOSE OF PERIOD
   ACCOUNT                              SHARES        VALUE         NO. OF         TOTAL
   NUMBER     CLASS OF STOCK          AUTHORIZED    PER SHARE       SHARES        AMOUNT
              COMMON
201           STOCK ISSUED                 5,000         $10.00           100        $1,000


INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

                    DESCRIPTION                                                   AMOUNT
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                                      $2,300,000

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS

              (1)  See Schedule XIV Notes to Financial Statements, Page 19C.
                                                                 TOTAL           $2,300,000

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                                                  BALANCE
                                      BALANCE AT    NET INCOME                      AT
                                       BEGINNING        OR         DIVIDENDS       CLOSE
                    DESCRIPTION         OF YEAR       (LOSS)         PAID         OF YEAR
ACCOUNT 216 - UNAPPROPRIATED
              RETAINED EARNINGS          719,835        274,511       400,000       594,346

              TOTAL                      719,835        274,511       400,000       594,346

    ANNUAL REPORT OF EUA Service Corporation

 For the Year Ended December 31, 1997

     SCHEDULE XII - LONG-TERM DEBT


INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 -Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                                          DATE                          BALANCE AT                       BALANCE AT
                         CLASS & SERIES    OF     INTEREST    AMOUNT    BEGINNING                     1/    CLOSE
    NAME OF CREDITOR     OF OBLIGATION  MATURITY    RATE    AUTHORIZED   OF YEAR   ADDITIONS DEDUCTIONS    OF YEAR
ACCOUNT 223 -
        ADVANCES
        FROM
        ASSOCIATE
        COMPANIES

ACCOUNT 224 -
        OTHER LONG-      Senior
        TERM DEBT        Secured Note      2,008    10.20%  20,000,000  9,000,000             2,200,000   6,800,000


        TOTAL                              2,008    10.20%  20,000,000  9,000,000             2,200,000   6,800,000


1/      GIVE AN EXPLANATION OF DEDUCTIONS:

(1) Current maturities - Long-term debt due within one year $1,100,000 and Optional Sinking fund payment $1,100,000.

      ANNUAL REPORT OF EUA Service Corporation

        For the Year Ended December 31, 1997

   SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES


INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                      BALANCE AT    BALANCE
                                                       BEGINNING   AT CLOSE
                D E S C R I P T I O N                   OF YEAR     OF YEAR
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

              NONE

              TOTAL


ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

              Blackstone Valley Electric Co.              63,535      68,042
              Montaup Electric Co.                         1,102       1,182
              Eastern Edison Company                     381,749      67,478
              Eastern Utilities Associates                   959         737
              Cogenex                                     76,220
              Newport Electric Corporation                 5,702       3,009



              TOTAL                                      529,267     140,448

ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES

              Insurance Reserve                           39,305      54,643
              Commitment Fees Accrued                      2,103         (68)
              Flexible Spending                           27,300      32,228
              Teaming up for Performance                           1,285,669



              TOTAL                                       68,708   1,372,472

                     EUA SERVICE CORPORATION

                  NOTES TO FINANCIAL STATEMENTS


A.   Nature of Operations and Summary of Significant Accounting Policies

     General

EUA Service Corporation (the "Company") is a wholly-owned subsidiary of Eastern Utilities Associates (EUA) and is subject to the jurisdiction of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (the "Act"); its accounts are maintained under the system of accounts prescribed by the Act. The Company provides administrative, data processing, engineering, financial and certain other services, at cost, to the associated companies in the EUA System.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income and Expenses

The costs of the services are determined on a direct-charge basis to the extent practicable. Indirect costs are prorated based upon departmental allocation factors developed and reviewed by the Company's department supervisors and by associated companies' management. Operating revenues in the accompanying statements of income include the Company's billings to non-affiliated companies and to its affiliates for its operating costs. In accordance with an order of the SEC, the Company is permitted to bill a return on its total equity capitalization, calculated on the basis of a formula prescribed by the SEC.

The company allocates to its affiliated companies the profits generated from performance of services to non-affiliated companies and other miscellaneous revenues. These profits are allocated as a reduction in the level of equity return billed to affiliated companies, in accordance with the SEC Uniform System of Accounts general instruction. For 1997 and 1996, there were no non-affiliated profits, thus the equity return billed to affiliated companies was not adjusted.

Voluntary Retirement Incentive

In June of 1997, an early retirement offer was accepted by a group of nine employees who were eligible for but not offered a Voluntary Retirement Incentive Offer completed in 1995. This incentive program resulted in a one-time $1.6 million pre-tax charge to second quarter 1997 expenses of the Company. The Company billed out this one-time charge to its affiliates as part of its operating costs resulting in no financial impact on the Company's results of operations.

                 EUA SERVICE CORPORATION

        NOTES TO FINANCIAL STATEMENTS, Continued


Utility Plant and Depreciation

Real property and equipment are reported at its original cost. Depreciation is computed using the straight line method based on estimated useful lives of various classes of equipment. Provisions for depreciation were equivalent to a composite rate of approximately 4.0% in 1997 and 1996 based on the average depreciable property balances at the beginning and end of each year. Equipment and vehicles leased under capital leases are amortized over the lives of the respective leases.

Depreciation expense related to real property and equipment totaled $l,271,846 and $1,217,240 for 1997 and 1996 respectively. Amortization expense for equipment and vehicles under capital leases totaled $914,425 and $844,031 for 1997 and 1996 respectively.

Deferred Debits

The components of deferred debits at December 31, 1997 and 1996 are detailed as follows (in thousands):

                                             1997        1996

Regulatory Assets:
 Deferred SFAS 109 costs (Note B)       $    177      $   181
Other deferred charges and assets:
 MFT Assessment (Note L)                                  590
 Unamortized debt expense                     60           84
 SFAS 106                                    460          208
 Other                                        13           20
 Total other deferred charges and assets     533          902
                                         $   710       $1,083

Capitalized Interest

Capitalized equity and debt interest components represent the estimated cost of borrowed and equity funds used to finance the Company's addition to its existing office facility. There were no equity and debt interest components recorded during 1997. The equity portion for 1996 of $877 is included in Other income and was allocated to affiliated companies. The interest portion for 1996 of $2,569 was allocated to affiliated companies as a reduction in interest expense.

Cash and Temporary Cash Investments

The Company considers all highly liquid or temporary cash investments purchased with a maturity of three months or less when acquired to be cash equivalents.

                 EUA SERVICE CORPORATION

        NOTES TO FINANCIAL STATEMENTS, Continued


New Accounting Standard

In June 1997, the FASB issued Statement No. 130, " Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components (revenues, expenses, gains, and losses) in a set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement is effective for fiscal years beginning after December 15, 1997, and the Company will adopt Statement 130 in the first quarter of 1998.

Income Taxes

In accordance with the EUA System's tax allocation agreement, the general policy of the Company with respect to accounting for federal and state income taxes is to reflect in income the estimated amount of taxes currently payable, as determined from the consolidated tax return on an allocated basis and to provide for deferred taxes on certain items subject to temporary differences.

                 EUA SERVICE CORPORATION

        NOTES TO FINANCIAL STATEMENTS, Continued



B.   Income Taxes:

Components of income tax expense (credit) for the years 1997 and 1996 are as follows:

                                            (in thousands)

                                             1997   1996
          Federal:
           Current                           $382   $220
           Deferred                          (201)    37
                                              181    257

          State:
           Current                             20     11
           Deferred                           110     59

          Total income tax expense           $311   $327

Total income tax expense was different from the amounts computed by applying federal income tax statutory rates to book income subject to tax, for the following reasons:

                                                       (in thousands)

                                                         1997   1996

        Federal income tax computed at statutory rates $205 $242 Increases (decreases) in tax from:
          Prior period tax adjustments                     2
          Depreciation differences                                 4
          State taxes, net of federal income
           tax benefit                                   126      70
          Other                                          (22)     11

        Total income tax expense                        $311    $327

                      EUA SERVICE CORPORATION

             NOTES TO FINANCIAL STATEMENTS, CONTINUED


The Company adopted FASB Statement No. 109, "Accounting for Income Taxes" (FAS109) effective as of January 1, 1993, which requires recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse. At December 31, 1997 and 1996 no valuation allowance was deemed necessary for total deferred tax assets. Total deferred tax assets and liabilities for 1997 and 1996 are comprised as follows:

                                        (in thousands)

                              Deferred Tax      Deferred Tax
                                 Assets        Liabilities

                            1997    1996       1997       1996

Plant related differences                      $1,460   $1,522
State net operating loss
  carry forward            $   76  $186
Other                                24            28      182

Total                      $   76  $210        $1,488   $1,704


The Company has approximately $798,000 in state net operating loss carry forwards which it expects to utilize within the five year period according to state regulations.

C.   Long-Term Debt:

The Company's 10.2% Senior Secured Notes due 2008 are collateralized primarily by a mortgage on the Company's operations building located in West Bridgewater, Massachusetts.

Under the agreement securing the Notes, the Company is required at all times, to maintain its common equity balance at $1,500,000 or greater.

The aggregate amount of the Company's cash sinking fund requirement for long-term debt for five years following 1997 is $1,100,000 for each of the years 1998 through 2002.

EUA has entered into equity maintenance agreements in connection with the issuance of the Company's notes.

            EUA SERVICE CORPORATION

        NOTES TO FINANCIAL STATEMENTS, Continued



D.   Capital Leases:

The Company conducts the major portion of its operations as a service corporation in the electric utility industry using certain leased data processing equipment, office equipment and vehicles.

The following is an analysis of the leased property under capital leases as of December 31,

                                         (in thousands)

                                         1997   1996

   Equipment                            $2,939  $3,764
   Less accumulated amortization        (1,369) (1,715)

   Net leased equipment                 $1,570  $2,049


The following is a schedule of approximate future minimum lease payment commitments for capital and noncancelable leases as of December 31, 1997:

                                         (in thousands)

                                        Capital      Operating
    Years ending December 31:            Leases        Leases

        1998                            $   813       $1,520
        1999                                530        1,304
        2000                                348          592
        2001                                 30          162
        2002                                  4           14
        After 2002                                         9


    Total future minimum lease payments  $1,725       $3,601

    Less interest                           155

    Present value of net minimum lease
        payments                         $1,570

Total rent expense for operating leases (in thousands) was $1,546 and $1,625 for 1997 and 1996, respectively.

                 EUA SERVICE CORPORATION

        NOTES TO FINANCIAL STATEMENTS, Continued



E.   Capital Stock:

There were no changes in the number of authorized shares during the years ended December 31, 1997 and 1996. During 1997 the Company paid $200,000 to its parent company, EUA, as a return of capital.


F.   Related-Party Transactions:

The Company generates a majority of its revenues from the billing of services rendered to its affiliates within the EUA System. An analysis of services billed to affiliated companies for the years ended December 31, 1997 and 1996 is as follows:

                                          (in thousands)

                                         1997     1996

Eastern Edison Company                 $24,601   $23,031
Blackstone Valley Electric Company      12,609    11,923
Montaup Electric Company                 7,589     7,855
Newport Electric Corporation             6,635     6,195
EUA Cogenex Corporation                  1,003     1,146
Eastern Utilities Associates               206       243
EUA Ocean State Corporation                181       182
EUA Energy Investment Corporation          216       355
EUA Energy Services Incorporated           237         6
EUA Transcapacity                           21         5
EUA Bioten                                  32        10
EUA Telecommunications                      37

                                       $53,367   $50,951

G.   Pensions:

The Company participates with other EUA System companies in a non-contributory defined benefit pension plan covering substantially all of their employees. Retirement plan benefits are based on years of service and average compensation over the four years prior to retirement. It is the EUA System's policy to fund the retirement plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.

           EUA SERVICE CORPORATION

        NOTES TO FINANCIAL STATEMENTS, Continued


The Company's total pension expense, excluding $1,339,000 of non-qualified described below, amounted to $2,279,689 for 1997 and $2,209,531 for 1996 including the following components:

                                           (in thousands)

                                          1997     1996
Service cost - benefits earned during
  the period                              $1,663   $1,626

Plus (less):
  Interest cost on projected
     benefit obligation                    4,003    3,644
  Actual (return) on assets               (7,574)  (4,142)
  Net amortization and deferrals           4,188    1,082



  Total pension expense                   $2,280   $2,210


The discount rate and rate of increase in future compensation levels used to determine pension obligations, were 7.5% in 1997 and 7.25% in 1996 and 4.25% in 1997 and in 1996, respectively. The expected long-term rate of return on plan assets in 1997 and 1996 was 9.50%.

The discount rate used to determine pension obligations, effective January 1, 1998 was changed to 7.25% and was used to calculate the plan's funded status at December 31, 1997. The funded status of the plan cannot be presented separately for the Company as it participates in the plan with other subsidiaries of EUA.

The voluntary retirement incentive also resulted in approximately $1,339,000 of non-qualified pension benefits which were expensed and billed to affiliates in 1997. The balance, which is included in other liabilities for these unfunded benefits, amounted to approximately $1,736,000 and $518,000 for 1997 and 1996 respectively.

          EUA SERVICE CORPORATION

        NOTES TO FINANCIAL STATEMENTS, Continued


EUA also maintains non-qualified supplemental retirement plans for certain officers of the EUA System (Supplemental Plans). Benefits provided under the Supplemental Plans are based primarily on compensation at retirement date.
EUA maintains life insurance on certain participants of the Supplemental Plans to fund in whole, or in part, its future liabilities under the Supplemental Plans. As of December 31, 1997, approximately $5.2 million is included as a liability in other deferred credits for these plans. For the years ending December 31, 1997 and 1996 the Company's portion of expenses related to the supplemental plan were approximately $1.4 million and $1.1 million respectively. The company bills out these costs to its affiliates as part of its operating costs and therefore the Supplemental Plans do not have a significant impact on the company's results of operations.

The Company also provides a defined contribution 401(k) savings plan for substantially all employees. The Company's matching percentage of employees' voluntary contribution to the plan, amounted to $677,506 and $666,905 in 1997 and 1996 respectively. The company bills out these costs to its affiliates and therefore the savings plan does not have a significant impact on the company's result of operations.

H.   Post-Retirement Benefits:

Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by the company for all qualified employees.

The Company adopted FAS106, "Accounting for Post-Retirement Benefits Other Than Pensions," as of January 1, 1993. This standard established accounting and reporting standards for such post-retirement benefits as health care and life insurance. FAS106 further requires the accrual of the cost of such benefits during an employee's years of service and the recognition of the actuarially determined total post-retirement benefit obligations (Transition Obligation) earned by existing employees and retirees. The Company elected to recognize the Transition Obligation over a period of 20 years, as permitted by FAS106. The resultant annual obligation, net of capitalized amounts, was approximately $1.8 million and $1.7 million in 1997 and 1996 respectively.


              EUA SERVICE CORPORATION

             NOTES TO FINANCIAL STATEMENTS, Continued


The total cost of post-retirement benefits other than pensions (including amounts related to the 1997 voluntary retirement incentive offer) for 1997 and 1996 includes the following components:

                                         (in thousands)

                                           1997    1996

Service cost                             $  498   $   513
Interest cost                             1,243     1,163
Actual return on plan assets               (647)        3
Amortization of transition obligation       540       540
Other amortization and deferrals-net       (133)     (544)
Voluntary retirement incentives             172


  Total post-retirement benefit cost     $1,673    $1,675

Assumptions:

  Discount rate                          7.50%    7.25%
  Health care cost trend rate-near-term  7.00%    9.00%
  Health care cost trend rate-long-term  5.00%    5.00%
  Compensation increase rate             4.25%    4.25%
  Long-term return on assets - non union 7.75%    7.50%

                                             (in thousands)


Reconciliation of funded status:                   1997           1996

Accumulated post retirement benefit obligation
(APBO):

Retirees                                     $  (6,077)     $  (5,360)
Active employees fully eligible for benefits    (2,907)        (2,003)
Other active employees                          (9,593)        (9,079)
  Total                                       $(18,577)      $(16,442)

Plan assets at fair value,
primarily notes & bonds                          9,531          7,004
Unrecognized transition obligation               8,096          8,635
Unrecognized net loss (gain)                     1,626          1,058
  Prepaid (accrued) post
      retirement benefit cost              $       676     $      255

The discount rate used to determine post retirement benefit obligations effective January 1, 1998 was changed to 7.25% and was used to calculate the funded status of post-retirement benefits at December 31, 1997.

                 EUA SERVICE CORPORATION

        NOTES TO FINANCIAL STATEMENTS, Continued


Increasing the assumed health care cost trend rate by 1% each year would increase the total post-retirement benefit cost for 1997 by approximately $0.3 million and increase the total accumulated post-retirement benefit obligation by approximately $2.5 million.

The Company has also established an irrevocable external Voluntary Employees' Beneficiary Association Trust Fund for non-union retirees. Contributions to the fund commenced in March 1993 and totaled $1,576,198 and $2,038,670 during 1997 and 1996 respectively.


I.   Lines of Credit:

The EUA System companies, which includes the Company, maintain short-term lines of credit with various banks aggregating approximately $120 million. As of December 31, 1997, various financial institutions have committed up to $75 million under the revolving credit facility. The company had no short-term borrowing outstanding at year end.

J.   Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

Cash and Temporary Cash Investments: The carrying amount approximates fair value because of the short-term maturity of those instruments.

Long-term Debt: The fair value of the Company's long-term debt were based on quoted market prices for securities of similar investment grade and general character.

The estimated fair value of the company's financial instruments at December 31, 1997 are as follows (in thousands):

                                                    Carrying   Fair
                                                    Amount      Value

     Cash and Temporary Cash Investments            $1,109     $1,109

     Long-Term Debt                                 $7,900     $8,298

                      EUA SERVICE CORPORATION

             NOTES TO FINANCIAL STATEMENTS, Continued


K.   Commitments and Contingencies:

The Company was assessed by the Massachusetts Department of Revenue (DOR) approximately $750,000 in additional taxes and interest in connection with an audit of the Company's state tax returns for the years 1985 and 1986. The Company paid the assessment and interest in March 1989. The assessment was attributable to a computation of income by the DOR on services rendered to affiliated companies over and above what it actually charged the companies for the services. The Company disagrees with the DOR's position and has filed for an abatement of the full amount of the assessment. Accordingly, these amounts have not been charged to expense.

In February of 1994, the Company was notified by the DOR that the addition of imputed income by the DOR was incorrect with respect to taxable year 1984, and the Company received an abatement of the additional tax assessed for that year. In the same notification, the DOR took the position that the Applications for Abatement related to taxable years 1985 and 1986 were not timely filed and therefore the issue of incorrectly imputed income cannot be considered. The Company disagreed with the DOR's position and filed an appeal with the Appellate Tax Board on May 5, 1993. On June 7, 1996 a motion to dismiss filed by the Massachusetts Commissioner of Revenue was denied.

In March 1997 the Company and the Commissioner reached a settlement agreement whereby the Commissioner abated the assessments for the years 1985 and 1986 in full and refunded to the Company $l,704,613 including interest of $1,113,127. In exchange the company withdrew its appeal of the Commissioner's refusal to abate the assessments on file with the Appellate Tax Board.

        ANNUAL REPORT OF EUA Service Corporation

          For the Year Ended December 31, 1997

                       SCHEDULE XV

                   STATEMENT OF INCOME
                                                            CURRENT      PRIOR
ACCOUNT                D E S C R I P T I O N                 YEAR        YEAR
          INCOME
457       Services rendered to associate companies        53,367,835  50,951,471
458       Services rendered to nonassociate companies        920,161     881,739
421.1     Miscellaneous income                                             4,200
              Total Income                                54,287,996  51,837,410

          EXPENSE
920       Salaries and wages                              31,425,749  29,921,364
921       Office supplies and expenses                     2,252,258   2,219,557
922       Administrative expense transferred - credit
923       Outside services employed                        1,956,038   1,478,097
924       Property insurance                                  37,347      40,434
925       Injuries and damages                               281,178     235,044
926       Employee pension and benefits                   10,621,459   8,814,519
930.1     General advertising expenses                         1,232         508
930.2     Miscellaneous general expenses                     737,243     573,251
931       Rents                                            1,777,380   1,839,726
935       Maintenance of structure and equipment           1,228,201   1,030,344
403       Depreciation and amortization expense            1,271,846   1,217,240
408       Taxes other than income taxes                    2,717,707   2,542,812
409       Income taxes                                       402,119     230,954
410       Provision for deferred income taxes                (90,438)     96,054
419.0     Other interest income                           (1,119,921)    (11,155)
419.1     AFUDC - Equity                                                    (876)
421.0     Misc. non-operating income billed                 (324,025)     (3,203)
426.1     Donations                                            1,600       1,000
426.3     Penalties                                              165         347
426.5     Other deductions                                       783     178,074
427       Interest on long-term debt                         805,800   1,030,175
428       Amort. debt discount and expense                    24,383      27,697
431       Other interest expense                               5,381      15,012
432       AFUDC- Debt                                                     (2,568)

          Total Expenses Billed                           54,013,485  51,474,407

          Total Expenses                                  54,013,485  51,474,407
              Net Income                                     274,511     363,003

 ANNUAL REPORT OF EUA Service Corporation

   For the Year Ended December 31, 1997

      ANALYSIS OF BILLING

      ASSOCIATE COMPANIES
          ACCOUNT 457

                                  DIRECT     INDIRECT    COMPENSATION     TOTAL
                                   COSTS       COSTS       FOR USE       AMOUNT
NAME OF ASSOCIATE COMPANY         CHARGED     CHARGED     OF CAPITAL     BILLED

                                   457-1       457-2        457-3
Blackstone Valley Electric Co.  11,537,172     993,615         77,659  12,608,446

Eastern Utilities Associates       185,552      20,019            687     206,258

Montaup Electric Company         7,058,615     484,551         46,095   7,589,261

Eastern Edison Company          22,471,839   1,976,607        152,272  24,600,718

EUA Cogenex Corporation
     (Includes Divisions)          913,119      84,980          5,103   1,003,202

EUA Energy Investment Corp.        204,248      10,214          1,331     215,793

EUA Ocean State Corporation        165,531      15,117            768     181,416

Newport Electric Corporation     6,105,215     488,228         41,697   6,635,140

EUA Energy Services  Incorporated  224,392      12,256                    236,648

EUA Transcapacity  Corporation      21,287                                 21,287

EUA Bioten Corporation              32,407                                 32,407

EUA Telecommunication               36,947                                 36,947

EUA Compression Services               312                                    312

            Total               48,956,636   4,085,587        325,612  53,367,835

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1997

ANALYSIS OF BILLING
NON-ASSOCIATE COMPANIES
ACCOUNT 458

                                                  DIRECT    INDIRECT  COMPENSATION             EXCESS      TOTAL
             NAME OF                               COST       COST       FOR USE     TOTAL       OR        AMOUNT
      NON-ASSOCIATE COMPANY                       CHARGED   CHARGED    OF CAPITAL     COST   DEFICIENCY    BILLED

                                                   458-1     458-2        458-3                 458-4
Transcapacity                                       3,661        316                  3,977                  3,977
Bioten Partnership - Construction                  10,900        382                 11,282                 11,282
Tank Farm #4 - Bid Proposal                            13                                13         (13)
Tank Farm #4 - Design & Engineering
Portsmouth Boat - Design & Engineering
Bioten Partnership - Marketing                    218,029      8,210                226,239                226,239
Bioten Partnership - General Support              268,503     10,395                278,898                278,898
Cumberland School - Bid Proposal                       46                                46         (46)
Cumberland School - Construction                      339                               339        (339)
Anchorage Housing Navy - Construction               3,961        228                  4,189       2,753      6,942
MCI Bridgewater - Construction                      4,283                             4,283      (4,283)
Communications Tower Rentals                       32,195      2,112                 34,307     (32,307)     2,000
Browning - Ferris Scada Services                    6,198          6                  6,204       2,391      8,595
Pascoag C&LM Services                               4,878        409                  5,287      21,713     27,000
Infrared Scanning                                     526         57                    583       1,177      1,760
Radio Interference                                    168         43                    211         164        375
West Center Street Realty - Land                   18,344                            18,344      14,416     32,760
Taunton Municipal Lighting - Data Link              4,704          5                  4,709         752      5,461
Ocean State Power - NEPOOL Activities              16,109      1,498                 17,607                 17,607
Ocean State Power - Data Link                      28,693                            28,693       7,502     36,195
Middleboro - SCADA Software                         3,887                             3,887         863      4,750
Pascoag - SCADA Services                            3,597                             3,597         970      4,567
Duke Louis Dreyfus                                240,119     11,634                251,753                251,753
General Non-Affiliated Activity                    66,814                            66,814     (66,814)
                                            TOTAL 935,967     35,295                971,262     (51,101)   920,161

ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1997

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NON-ASSOCIATION COMPANIES

                                                       ASSOCIATE COMPANY CHARGES
                                                         DIRECT       INDIRECT
DESCRIPTION OF ITEMS                                      COST          COST          TOTAL
920   SALARIES AND WAGES                                29,887,971     1,034,421    30,922,392
921   OFFICE SUPPLIES AND EXPENSES                       1,466,870       644,918     2,111,788
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT
923   OUTSIDE SERVICES EMPLOYED                          1,608,392       305,130     1,913,522
924   PROPERTY INSURANCE                                    37,347                      37,347
925   INJURIES AND DAMAGES                                 280,709           306       281,015
926   EMPLOYEE PENSIONS AND BENEFITS                    10,227,821       267,962    10,495,783
928   REGULATORY COMMISSION EXPENSE
930.1 GENERAL ADVERTISING EXPENSE                            1,232                       1,232
930.2 MISC. GENERAL EXPENSE                                730,393         2,567       732,960
931   RENTS                                              1,081,104       692,554     1,773,658
935   MAINTENANCE                                        1,032,852       194,574     1,227,426
403   DEPRECIATION                                       1,259,949                   1,259,949
405   AMORTIZATION
408   TAXES OTHER THAN INCOME TAXES                      2,601,945        73,422     2,675,367
409   INCOME TAXES                                                       423,062       423,062
410   PROVISION FOR DEFERRED INCOME TAXES                               (178,195)     (178,195)
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT
411.5 INVESTMENT TAX CREDIT
419.0 OTHER INTEREST INCOME                                           (1,119,921)   (1,119,921)
421.0 MISC. NON-OPERATING INCOME BILLED                                 (324,025)     (324,025)
426.1 DONATIONS-DEDUCTIBLE                                                 1,600         1,600
426.3 PENALTIES                                                              165           165
426.5 OTHER DEDUCTIONS                                                       100           100
427   INTEREST ON LONG-TERM DEBT                                         777,962       777,962
428   AMORT. OF DEBT DISCOUNT AND EXPENSE                                 23,753        23,753
431   OTHER INTEREST EXPENSE                                               5,282         5,282
432   CAPITALIZED INTEREST
419.1 AFUDC

INSTRUCTION: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

      TOTAL EXPENSES =                                  50,216,585     2,825,637    53,042,222
      COMPENSATION FOR USE OF EQUITY CAPITAL=                            476,563       476,563
 430  INTEREST ON DEBT TO ASSOCIATE COMPANIES=
      TOTAL COST OF SERVICE=                            50,216,585     3,302,200    53,518,785

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1997

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NON-ASSOCIATION COMPANIES

                                                       NON-ASSOCIATE CO. CHARGES
                                                         DIRECT       INDIRECT
DESCRIPTION OF ITEMS                                      COST          COST          TOTAL
920   SALARIES AND WAGES                                   503,357                     503,357
921   OFFICE SUPPLIES AND EXPENSES                         132,879         7,591       140,470
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT
923   OUTSIDE SERVICES EMPLOYED                             42,222           294        42,516
924   PROPERTY INSURANCE
925   INJURIES AND DAMAGES                                     163                         163
926   EMPLOYEE PENSIONS AND BENEFITS                       125,676                     125,676
928   REGULATORY COMMISSION EXPENSE
930.1 GENERAL ADVERTISING EXPENSE
930.2 MISC. GENERAL EXPENSE                                  4,283                       4,283
931   RENTS                                                     67         3,655         3,722
935   MAINTENANCE                                                            775           775
403   DEPRECIATION                                                        11,897        11,897
405   AMORTIZATION
408   TAXES OTHER THAN INCOME TAXES                         42,200           140        42,340
409   INCOME TAXES                                         (20,943)                    (20,943)
410   PROVISION FOR DEFERRED INCOME TAXES                   87,757                      87,757
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT
411.5 INVESTMENT TAX CREDIT
419.0 OTHER INTEREST INCOME
421.0 MISC. NON-OPERATING INCOME BILLED
426.1 DONATIONS-DEDUCTIBLE
426.3 PENALTIES
426.5 OTHER DEDUCTIONS                                         683                         683
427   INTEREST ON LONG-TERM DEBT                            17,494        10,344        27,838
428   AMORT. OF DEBT DISCOUNT AND EXPENSE                      129           501           630
431   OTHER INTEREST EXPENSE                                                  99            99
432   CAPITALIZED INTEREST
419.1 AFUDC

INSTRUCTION: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

      TOTAL EXPENSES =                                     935,967        35,296       971,263
      COMPENSATION FOR USE OF EQUITY CAPITAL=
 430  INTEREST ON DEBT TO ASSOCIATE COMPANIES=
      TOTAL COST OF SERVICE=                               935,967        35,296       971,263

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1997

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NON-ASSOCIATION COMPANIES

                                                      TOTAL CHARGES FOR SERVICES
                                                         DIRECT       INDIRECT
DESCRIPTION OF ITEMS                                      COST          COST          TOTAL
920   SALARIES AND WAGES                                30,391,328     1,034,421    31,425,749
921   OFFICE SUPPLIES AND EXPENSES                       1,599,749       652,509     2,252,258
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT
923   OUTSIDE SERVICES EMPLOYED                          1,650,614       305,424     1,956,038
924   PROPERTY INSURANCE                                    37,347                      37,347
925   INJURIES AND DAMAGES                                 280,872           306       281,178
926   EMPLOYEE PENSIONS AND BENEFITS                    10,353,497       267,962    10,621,459
928   REGULATORY COMMISSION EXPENSE
930.1 GENERAL ADVERTISING EXPENSE                            1,232                       1,232
930.2 MISC. GENERAL EXPENSE                                734,676         2,567       737,243
931   RENTS                                              1,081,171       696,209     1,777,380
935   MAINTENANCE                                        1,032,852       195,349     1,228,201
403   DEPRECIATION                                       1,259,949        11,897     1,271,846
405   AMORTIZATION
408   TAXES OTHER THAN INCOME TAXES                      2,644,145        73,562     2,717,707
409   INCOME TAXES                                         (20,943)      423,062       402,119
410   PROVISION FOR DEFERRED INCOME TAXES                   87,757      (178,195)      (90,438)
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT
411.5 INVESTMENT TAX CREDIT
419.0 OTHER INTEREST INCOME                                           (1,119,921)   (1,119,921)
421.0 MISC. NON-OPERATING INCOME BILLED                                 (324,025)     (324,025)
426.1 DONATIONS-DEDUCTIBLE                                                 1,600         1,600
426.3 PENALTIES                                                              165           165
426.5 OTHER DEDUCTIONS                                         683           100           783
427   INTEREST ON LONG-TERM DEBT                            17,494       788,306       805,800
428   AMORT. OF DEBT DISCOUNT AND EXPENSE                      129        24,254        24,383
431   OTHER INTEREST EXPENSE                                               5,381         5,381
432   CAPITALIZED INTEREST
419.1 AFUDC

INSTRUCTION: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

      TOTAL EXPENSES =                                  51,152,552     2,860,933    54,013,485
      COMPENSATION FOR USE OF EQUITY CAPITAL=                            476,563       476,563
 430  INTEREST ON DEBT TO ASSOCIATE COMPANIES=
TOTAL COST OF SERVICE=                                  51,152,552     3,337,496    54,490,048

ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1997

SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                         TOTAL                   DEPARTMENT  OR  SERVICE  FUNCTION
       DESCRIPTION OF ITEMS             AMOUNT       OVERHEAD        105        110-111       115        120'S
920   Salaries and Wages              31,425,749                    186,281     888,484     237,726     925,926
921   Office Supplies and Expenses     2,252,258                      8,682      32,223       9,320      41,817
922   Administrative Expense Transfer
923   Outside Services Employed        1,956,038                         10                     450      20,067
924   Property Insurance                  37,347
925   Injuries and Damages               281,178
926   Employee Pension and Benefits   10,621,459
928   Regulatory Commission Expense            0
930.1 General Advertising Expense          1,232
930.2 Misc. General Expense              737,243                                              4,285         853
931   Rents                            1,777,380                      3,270       2,714      10,996      11,033
935   Maintenance                      1,228,201                      1,298       3,266         222       1,298
403   Depreciation                     1,271,846                      2,214       3,969       9,115      30,011
405   Amortization                             0
408   Taxes Other Than Income Taxes    2,717,707                      9,063      40,748      17,979      79,504
409   Income Taxes                       402,119
410   Provision for Def. Income Taxes    (90,438)
411   Prov. for Def. Income Taxes-Credit
419.0 Other Interest Income           (1,119,921)
419.1 AFUDC - Equity Funds
421.0 Misc Non-Operating Income         (324,025)                                           (21,394)
426.1 Donations                            1,600
426.3 Penalties                              165
426.5 Other Deductions                       783
427   Interest on Long-Term Debt         805,800                                  1,727       7,464      27,651
428   Amort. of Debt Discount and Exp     24,383                                     51         246         816
431   Other Interest Expense               5,381                         14          41          61         191
432   AFUDC- Debt

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =    54,013,485                    210,832     973,223     276,470    1,139,167

ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1997

SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                     DEPARTMENT  OR  SERVICE  FUNCTION
       DESCRIPTION OF ITEMS              130'S         210         215-220     230, 235       240        260'S
920   Salaries and Wages               2,346,910      187,677       798,328     431,873      52,469    2,110,615
921   Office Supplies and Expenses       163,716        5,268        38,571      28,916      18,841      77,311
922   Administrative Expense Transfer
923   Outside Services Employed           68,511       30,718       363,105       5,341         492      55,417
924   Property Insurance                                                         37,347
925   Injuries and Damages                (2,956)                               284,713
926   Employee Pension and Benefits     (153,104)      41,751    10,722,312
928   Regulatory Commission Expense
930.1 General Advertising Expense
930.2 Misc. General Expense               16,928                    243,295       5,867       2,567       9,947
931   Rents                              688,295        1,585        11,384      10,184     295,781      14,475
935   Maintenance                        686,242                                  3,894                  50,220
403   Depreciation                       117,285        1,852        31,321      37,745       1,755      49,584
405   Amortization
408   Taxes Other Than Income Taxes      211,097       15,747        61,021      33,443       4,361     155,010
409   Income Taxes
410   Provision for Def. Income Taxes
411   Prov. for Def. Income Taxes-Credit
419.0 Other Interest Income
419.1 AFUDC - Equity Funds
421.0 Misc Non-Operating Income                                    (269,109)
426.1 Donations
426.3 Penalties
426.5 Other Deductions
427   Interest on Long-Term Debt          83,218                     28,184      12,644                  48,230
428   Amort. of Debt Discount and Exp      2,641                        858         399                   1,389
431   Other Interest Expense                 682           14           227         102          24         463
432   AFUDC - Debt

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =     4,229,465      284,612    12,029,497     892,468     376,290    2,572,661

ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1997

SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                     DEPARTMENT  OR  SERVICE  FUNCTION
       DESCRIPTION OF ITEMS              270'S         280         305,310      315-325      360'S        372
920   Salaries and Wages                 902,451      539,937       179,269     342,957     783,163   1,444,515
921   Office Supplies and Expenses        81,798      125,924        21,563      13,594      27,108      18,698
922   Administrative Expense Transfer
923   Outside Services Employed           32,096                     91,071          75       2,091       9,987
924   Property Insurance
925   Injuries and Damages                  (151)
926   Employee Pension and Benefits       (6,481)                                 7,247
928   Regulatory Commission Expense
930.1 General Advertising Expense          1,232
930.2 Misc. General Expense               33,143            9           200       2,400       2,114       6,500
931   Rents                               44,978        2,835         9,997       1,430       9,790         792
935   Maintenance                                       9,030                     1,441          40
403   Depreciation                        22,241       14,033         7,851      13,719      32,856      20,358
405   Amortization
408   Taxes Other Than Income Taxes       70,648       36,755        19,661      28,491      65,002     115,204
409   Income Taxes
410   Provision for Deferred Income Taxes
411   Provision for Def. Income Taxes-Credit
419.0 Other Interest Income
419.1 AFUDC - Equity Funds
421.0 Misc Non-Operating Income
426.1 Donations                              300                                                            150
426.3 Penalties
426.5 Other Deductions
427   Interest on Long-Term Debt          25,240       12,226         6,017      12,087      27,428
428   Amort. of Debt Discount and Exp        760          396           197         357         890
431   Other Interest Expense                 211           98            50          97         226         319
432   AFUDC-Debt

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =     1,208,466      741,243       335,876     423,895     950,708    1,616,523

ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1997

SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                     DEPARTMENT  OR  SERVICE  FUNCTION
       DESCRIPTION OF ITEMS             410-418      420-424       426-433       440'S       450'S        525
920   Salaries and Wages               1,324,190    1,413,181     2,524,001    3,411,333   1,250,539    129,859
921   Office Supplies and Expenses        81,512       61,840        74,396      33,099     640,696       1,627
922   Administrative Expense Transfer
923   Outside Services Employed          713,609        1,368       187,905         237     305,469
924   Property Insurance
925   Injuries and Damages                                                         (425)
926   Employee Pension and Benefits                                             (24,104)     33,956
928   Regulatory Commission Expense
930.1 General Advertising Expense
930.2 Misc. General Expense              342,608       11,784         7,403       3,816
931   Rents                                9,141       29,884       246,303      50,636     183,852       1,357
935   Maintenance                         40,179       98,514                               195,871       1,298
403   Depreciation                        13,238       39,176        88,578     139,138      47,923       5,289
405   Amortization
408   Taxes Other Than Income Taxes       77,731      105,995       206,845     278,248     375,027       9,468
409   Income Taxes                                                  402,119
410   Provision for Deferred Income Taxes                           (90,438)
411   Provision for Def. Income Taxes-Credit
419.0 Other Interest Income                                      (1,119,921)
419.1 AFUDC - Equity Funds
421.0 Misc Non-Operating Income                                     (33,522)
426.1 Donations                            1,000
426.3 Penalties                                                         165
426.5 Other Deductions
427   Interest on Long-Term Debt                       36,092        78,960     157,151      46,769
428   Amort. of Debt Discount and Exp                   1,069         2,385       4,450       1,378
431   Other Interest Expense                 207          289        (1,656)      1,271         371          10
432   AFUDC-Debt

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =     2,603,415    1,799,192     2,573,523    4,054,850   3,081,851    148,908

ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1997

SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

       DESCRIPTION OF ITEMS               560          565          570'S       581-585    586, 587
920   Salaries and Wages                 325,357       96,670     3,744,570    1,493,900    775,338
921   Office Supplies and Expenses        11,473       21,487       133,591      64,014      54,756
922   Administrative Expense Transfer
923   Outside Services Employed              955          116         1,141         276      62,502
924   Property Insurance
925   Injuries and Damages                                                           (3)
926   Employee Pension and Benefits                                                (118)
928   Regulatory Commission Expense
930.1 General Advertising Expense
930.2 Misc. General Expense                  520        1,500        18,238       8,993       6,599
931   Rents                                  928        1,261        40,515      42,111       6,461
935   Maintenance                                                    44,985      63,855       3,894
403   Depreciation                         6,546        1,755       137,516     318,779      23,153
405   Amortization
408   Taxes Other Than Income Taxes       18,595        8,037       307,834     119,603      57,092
409   Income Taxes
410   Provision for Deferred Inc Taxes
411   Provision for Def Inc Taxes-Credit
419.0 Other Interest Income
419.1 AFUDC - Equity Funds
421.0 Misc Non-Operating Income
426.1 Donations
426.3 Penalties
426.5 Other Deductions                                                  683
427   Interest on Long-Term Debt                                    116,790                  21,419
428   Amort. of Debt Discount and Exp                                 3,691                     655
431   Other Interest Expense                  42           28           949         357         173
432   AFUDC-Debt

INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =       364,416      130,854     4,550,503    2,111,767   1,012,042

ANNUAL REPORT OF EUA Service Corporation
For the Year Ended December 31, 1997

SCHEDULE XVI
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

       DESCRIPTION OF ITEMS               588         600'S
920   Salaries and Wages                 108,488    2,469,742
921   Office Supplies and Expenses       271,008       89,409
922   Administrative Expense Transfer
923   Outside Services Employed            3,029
924   Property Insurance
925   Injuries and Damages
926   Employee Pension and Benefits
928   Regulatory Commission Expense
930.1 General Advertising Expense
930.2 Misc. General Expense                             7,674
931   Rents                                3,923       41,469
935   Maintenance                             11       22,643
403   Depreciation                         3,699       51,147
405   Amortization
408   Taxes Other Than Income Taxes        8,052      181,446
409   Income Taxes
410   Provision for Deferred Income Taxes
411   Provision for Def. Income Taxes-Credit
419.0 Other Interest Income
419.1 AFUDC - Equity Funds
421.0 Misc Non-Operating Income
426.1 Donations                                           150
426.3 Penalties
426.5 Other Deductions                                    100
427   Interest on Long-Term Debt           3,453       53,050
428   Amort. of Debt Discount and Exp        102        1,653
431   Other Interest Expense                  27          493
432   AFUDC-Debt


INSTRUCTION: Indicate each department or service function. (See instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts.)

                 TOTAL EXPENSES  =       401,792    2,918,976

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1996

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

                                                      DEPARTMENTAL SALARY EXPENSE       NUMBER
          NAME OF DEPARTMENT                         INCLUDED IN AMOUNTS BILLED TO     PERSONNEL
     Indicate each department or         TOTAL      PARENT      OTHER         NON       END OF
           service function              AMOUNT    COMPANY    ASSOCIATES   ASSOCIATES    YEAR
105     Executive Admin. &
          Support                        132,217      9,560       81,772       40,885         1
110-111 Executive Admin. &
          Support                        636,607                 636,607                      3
115     Internal Audit                   238,911      1,584      237,327                      5
120's   Consumer Service                 891,646                 891,646                     15
130's   Information Systems            2,822,223      6,940    2,810,892        4,391        53
210     Admin. Support -
          Corporate                      126,175      1,163      125,012                      1
215-220 Human Resources/
          Emp. Benefits                  831,245      3,692      827,336          217        17
230  .2 Safety and
          Occupational
          Health                         408,837      3,728      405,109                      8
240     Office Services -
          Boston                          59,360                  59,360                      2
260's   Corporate Planning
          /C&LM/PWR Mgmt.              1,770,534               1,730,338       40,196        29
270's   Marketing Services               866,405                 843,735       22,670        16
280     Strategic Studies                558,069                 345,130      212,939         8
305, 31 Executive Admin &
          Support/Corp.
          Comm.                          214,247      2,012      212,235                      4
315-325 Corporate
          Communications                 304,193        274      303,919                      7
360's   Matls. Mgmt/Stores/
          Purchasing                     874,255                 874,255                     18
372     System Operations              1,241,363               1,241,363                     21
410-418 Financial/Treasury
          Services                     1,043,988      9,161    1,033,604        1,223        15
420-424 Rate Admin/Load
          Research                     1,336,554               1,336,554                     22
426-433 Comptroller/Acctng.            2,461,756     28,016    2,431,743        1,997        50
440's   Customer Service               3,277,833          4    3,277,829                     87
450's   Bldg & Facilities-WB           1,099,279      2,119    1,091,567        5,593        27
525     Transmission Lines                63,757                  63,757                      1
560     Eng. & Oper Admin
          & Support                      174,835                 174,835                      3
565     Central Meter Test                92,410                  92,410                      2
570's   Engineering                    3,933,024               3,917,250       15,774        74
581-585 S & C / Substation /
          Radio/ Microwave
          Stds.                        1,213,086               1,213,086                     23
586-587 Environmental Eng.               718,866                 718,573          293        13
588     Telecommunications               140,537         72      140,465                      2
600's   Admin. & Support               2,389,152               2,389,152                     41

            TOTAL                      29,921,364    68,325   29,506,861      346,178       568

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1997

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed.
If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                                       RELATIONSHIP
                                                                       "A"-ASSOCIATE
                                                                         "NA"-NON
        FROM WHOM PURCHASED          DESCRIPTION                         ASSOCIATE

Outside Services - Legal

McDermott, Will and Emery              Legal Services                  NA             359,773

Various (10)                                                           NA              82,677
                                                                                     ---------
                                                                                      442,450
                                                                                     ---------

Outside Services - Accounting

Various (3)                                                            NA              68,988
                                                                                     ---------

Outside Services - E.D.P.

Various (12)                                                           NA             112,431
                                                                                     ---------

Outside Services - Building
and Maintenance

First Security Services                Security Services               NA             124,975

Various (31)                                                           NA             162,203
                                                                                     ---------
                                                                                      287,178
                                                                                     ---------

Outside Services - Engineering

Various (2)                                                            NA                 768
                                                                                     ---------
Outside Services - Other

Eastern Edison Company                 Arborist Svcs/Tech. Trainers    A              351,846
Salomon Brothers Inc.                  Investment Services             NA             107,986
Media Concepts                         Printing Services               NA             114,897

Various (62)                                                           NA             469,494
                                                                                     ---------
                                                                                     1,044,223
                                                                                     ---------

Total Outside Services Employed                                                      1,956,038
                                                                                     =========

                    ANNUAL REPORT OF EUA Service Corporation

                      For the Year Ended December 31, 1997

                         EMPLOYEE PENSIONS AND BENEFITS
                                  ACCOUNT 926


INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

                      D E S C R I P T I O N                         AMOUNT


Dental Plan (9260-02)                                               204,034

Employee Education Reimbursement (9260-03)                           69,555

Employee Publications (9260-04)                                       7,247

Long Term Disability (9260-08)                                      144,379

Life Insurance (9260-12 to 9260-19)                                 425,693

Group Health including FAS 106 (9260-10/9260-22 TO 9260-39)        3,735,027

Company Match/Employee Savings Plan (9260-40 to 9260-43)            680,876

Pension Plan (9260-51 to 9260-58)                                  5,165,807

Miscellaneous (Service Recognition, Employee Exams                  188,841
                           and Employee related programs)


TOTAL                                                             10,621,459

 ANNUAL REPORT OF EUA Service Corporation

   For the Year Ended December 31, 1997

       GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1


INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition.
If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


          D E S C R I P T I O N            NAME OF PAYEE   AMOUNT
ACCOUNT 930.1 - GENERAL ADVERTISING EXPENSE

              Miscellaneous                                  1,232


                         TOTAL                               1,232

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1997

             MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2


INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976
[2 U.S.C. P441 (b)(2)] shall be separately classified.

                  D E S C R I P T I O N                    AMOUNT
Industry Association Dues                                   27,731

Corporate and Fiscal Expenses Including Investor Relation  114,193

Transfer Agent Fees and Expenses                           144,801

Employee Training and Seminars                             355,326

Printing and Distribution of Quarterly and Annual Reports   55,167

Miscellaneous                                               40,025


              TOTAL                                        737,243

        ANNUAL REPORT OF EUA Service Corporation

          For the Year Ended December 31, 1997

    RENTS
 ACCOUNT 931


INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

             T Y P E   O F  P R O P E R T Y                AMOUNT
Building Rents:

          Boston MA, Office Facility                       281,468

          Brockton MA, Office Facility                       8,143

          Lincoln RI, Office Facility                      216,563

                    Total Building Rents                   506,174

Data Processing and Other Equipment Rents                 1,271,206



              TOTAL                                       1,777,380

        ANNUAL REPORT OF EUA Service Corporation

          For the Year Ended December 31, 1997

              TAXES OTHER THAN INCOME TAXES
 ACCOUNT 408


INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other than Income
Taxes".  Separate the analysis into two groups:  (1) other than U.S.
Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


                   K I N D  O F  T A X                     AMOUNT
Other Than U.S. Government Tax:

          Massachusetts Unemployment Tax                   177,516

          Rhode Island Unemployment Tax                     23,570

          Job Development Tax (Rhode Island)                 1,644

          Property Tax                                     279,747

          Health Insurance Tax - Massachusetts               8,578

          Miscellaneous                                     25,896

                                                           516,951

U.S. Government Tax:

          FICA                                            2,168,109

          Federal Unemployment Tax                          32,647

                                                          2,200,756



                                                          2,717,707

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1997

DONATIONS

ACCOUNT 426.1


INSTRUCTIONS: Provide a listing of the amount included in account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

        NAME OF RECIPIENT            PURPOSE OF DONATION    AMOUNT

ACCOUNT 426.1 - DONATIONS

              Various (5)                                     1,600




                                                              1,600

             ANNUAL REPORT OF EUA Service Corporation

               For the Year Ended December 31, 1997

         OTHER DEDUCTIONS

ACCOUNT 426.5


INSTRUCTIONS: Provide a listing of the amount included in account 426.5, "Other Deductions", classifying such expenses according to their nature.

 DESCRIPTION                                NAME OF PAYEE           AMOUNT

ACCOUNT 426.5 - Other Deductions

              Public Affairs            Caring for Kids                  100
              Non-Affiliate
                Construction Buildings  Anchorage Housing                683









                                                TOTAL                   783


             ANNUAL REPORT OF EUA Service Corporation

               For the Year Ended December 31, 1997

                          SCHEDULE XVIII

                   NOTES TO STATEMENT OF INCOME



INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

              See Notes to Financial Statements on page 19.


ANNUAL REPORT OF EUA SERVICE CORPORATION
ORGANIZATION CHART

                                     Chief Executive Officer
                                                |
                                                |
                                                |________________________________________________________________________
                                                |                                                                      |
                                                |                                                               _______|_____
                                      Chief Operating Officer                                                  |       |     |
                                                |                                                              |       |     |
                                                |                                                              |       |     |
                                                |                                                              |     V.P.    |
            ____________________________________|__________________________________________________________    |   Finance   |
            |                                            |                              |        |        |    |       |     |
            |                                            |                              |        |        |    |       |     |
            |                                            |                              |        |        |    |       |     |
       Executive V.P.                                Executive V.P                      |        |        |    Special |Internal
       Administration                                Operations/                        |        |        |    Projects| Audit
            |                                        Pres. Retail                       |        |        |            |
            |                                     _______|__________                   V.P.      |      Assistant    Treasury
            |                                     |                |               Power Supply  |      Comptroller  Financial
            |                                     |               V.P.                  |        |        |            Serv.
            |                                     |               Field                 |     Assistant   |          Modeling
            |                                     |             Operations              |     Comptroller |          Invest.
            |                                     |                |                    |                 |           Relations
            |                                     |                |                    |               Accounting
            |                                  Engineering       Trans. &          Transmission         Reporting
            |                                  Facilities Mgt.     Distribution      Services           Budget
            |                                                    Fleet &           Power Supply
    _______ |______________________________________________        Garage          Somerset Sta.
    |           |                |            |           |      Material Mgt.     Support Services
   V.P.       V.P.        Director-Info.   Director-   V.P.      System Operations
Technical    Rates         Services        Customer    Human     Substation &
Services        |         Director-        Services    Resources   Communications
    |           |                |            |           |
    |  Rate Design        Information         |           |
    |  Load Research         Services     Customer      Risk Mgmt.
    |  Rev. Req. & Admin  Small Systems     Informa-    Corporate Benefits
    |                     Tech. Support     tion        Employee Services
 Consv. & Load Mgmt.         Services     Customer      H. R. Services
 Consumer Services        Purchasing        Services
 Marketing Services


ANNUAL REPORT OF EUA Service Corporation

  For the Year Ended December 31, 1997

METHODS OF ALLOCATION
--------- ---------

     All costs which are not directly charged to associated companies are allocated based on departmental allocation factors. Below is a description of the basis used in billing indirect costs to each associated company. These allocation bases are reviewed annually.

Average Number of Employees
Total Costs Billed 12 Months Ended
Number of Customers
Revenues - Net of Inter-Company
Gross Utility Plant Including CWIP
Total Assets
Number of Vehicles
Gross Utility Plant Excluding CWIP
Power Generated
KWH Sales
Number of Rate Schedules
Gross Revenues
Purchase Orders Processed
M & S Inventory Balance and System Transactions
Transmission & Distribution Lines
KWH Sales Net of Inter-Company
Gross Revenues Less Fuel & Purchased Power
Meters Tested
Substations Maintained
SCADA Utilization
Gross Transmission Plant
Number of Radios
Construction Work in Progress
System Support Labor Efforts
Direct Costs
Number of Telephone Calls



        ANNUAL REPORT OF EUA Service Corporation

          For the Year Ended December 31, 1997

    ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


      On April 1, 1987, Eastern Utilities Associates was authorized to make a $5,000,000 Capital Contribution to EUA Service Corporation in accordance with Post-Effective Amendment No. 5 to U-13-1 under the Public Utility Holding
Company Act of 1935.

Amendment No. 5 permits EUA Service Corporation to bill on a monthly basis a return on the Service Company's Total Equity Capitalization. EUA Service
Corporation is allowed to bill compensation for use of capital based on the weighted average return on common equity granted to the operating subsidiaries of Eastern Utilities Associates by the Massachusetts Department of
Telecommunications and Energy, the Federal Energy Regulatory Commission and the Department of Public Utilities and Carriers Public Utilities Commission of
Rhode Island.

      The following is a summary of the Compensation For Use of Capital billed effective January 1, 1997:
      Blackstone Valley Electric Company                 $113,661

      Montaup Electric Company                             67,464

      EUA Energy Investment Corporation                     1,948

      Eastern Edison Company                              222,864

      Eastern Utilities Associates                          1,005

      EUA Cogenex Corporation                               7,468

      EUA Ocean State Corporation                           1,125

      Newport Electric Corporation                         61,028

                                                   TOTAL $476,563

ANNUAL REPORT OF EUA Service Corporation

For the Year Ended December 31, 1997

  SIGNATURE CLAUSE


       Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange

Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

EUA Service Corporation
(Name of Reporting Company)

By: /s/Augustine Camara
(Signature of Signing Officer)

Augustine Camara, Assistant Comptroller
(Printed Name and Title of Signing Officer)

Date:   April 6, 1998